[LETTERHEAD OF DRINKER BIDDLE & REATH]

Kimberly K. Rubel
312-569-1133 Direct
kimberly.rubel@dbr.com

November 13, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento

Re:    Enstar Group Limited
Registration Statement on Form S-3
Filed October 10, 2017
File No. 333-220889

Ladies and Gentlemen:

On behalf of Enstar Group Limited (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 25, 2017, relating to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed on the date hereof.

Comment 1:

General

We note that you are registering 2,775,573 Series C non-voting ordinary shares and 404,771 Series E non-voting ordinary shares. We note your disclosure on page 5 that holders of Series C and Series E non-voting ordinary shares do not have the ability to convert such shares into ordinary shares in any transfer that is not a widely dispersed offering. We also note your disclosure on page 6 that the board of directors may decline to register a transfer under certain circumstances. Please clarify in the prospectus whether this offering constitutes a widely dispersed offering, whether the Series C and Series E non-voting ordinary shares you are registering will automatically convert into ordinary shares upon sale in this offering and whether the board of directors can decline to register the transfer of such securities when sold in this offering. If the Series C and Series E non-voting ordinary shares will not convert into ordinary shares when sold in this offering, you are registering shares that have no established trading market. Therefore, you must disclose a fixed price at which the Series C and Series E non-voting ordinary shares will be sold.

Response:

Whether this offering constitutes a widely dispersed offering depends on the facts of any particular sale pursuant to the Registration Statement and cannot be determined at this time. The Company has added disclosure to this effect on pages 5, 7 and 15.

Further, the Company has added disclosure on pages 6 and 16 stating that the board’s power to decline to register a share transfer may be exercised in connection with this offering.

Because the Series C shares and the Series E shares are economically equivalent to the Company’s voting ordinary shares, if any Series C shares or Series E shares are sold pursuant to this offering in a transaction that does not constitute a widely dispersed offering, the Company expects that the price of such securities will be determined with reference to the market price of the Company’s ordinary voting shares. If such securities are sold at a price that varies from the market price of the Company’s ordinary shares, the Company will disclose any discount or premium and any relevant methodology to be used in determining any such offering price in one or more prospectus supplements to be filed pursuant to Rule 424. We have added disclosure addressing these matters on pages 5 and 15.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (312) 569-1133.

Sincerely,

/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via E-mail

Audrey Taranto
Enstar Group Limited